

Mail Stop 4561

March 27, 2017

Jaime Ellertson
President and Chief Executive Officer
Everbridge, Inc.
25 Corporate Dr., Ste. 400
Burlington, MA 01803

> **Re:** **Everbridge, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 23, 2017**
> **File No. 333-216907**

Dear Mr. Ellertson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Nicole C. Brookshire, Esq.
        Cooley LLP